FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Three months ended June 30, 2015

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Financial Summary For the Three Months Ended June 30, 2015 (U.S. GAAP)

Date:	July 29, 2015
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Michio Okazaki
Managing Director, Head of Management Accounting and Investor Relations, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the three months ended June 30
	2014		2015
	(Millions of yen, except per share data)
		% Change from June 30, 2013		% Change from June 30, 2014
Total revenue	462,154	(8.5%)	508,448	10.0%
Net revenue	370,838	(14.0%)	424,032	14.3%
Income before income taxes	51,674	(54.4%)	106,012	105.2%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	19,860	(69.9%)	68,742	246.1%
Comprehensive income	12,579	(87.2%)	89,646	612.7%
Basic-Net income attributable to NHI shareholders per share (Yen)	5.40		19.11
Diluted-Net income attributable to NHI shareholders per share (Yen)	5.26		18.65
Return on shareholders’ equity-annualized	3.2%		10.0%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At June 30
	2015	2015
	(Millions of yen, except per share data)
Total assets	41,783,236	43,996,483
Total equity	2,744,946	2,816,981
Total NHI shareholders’ equity	2,707,774	2,783,301
Total NHI shareholders’ equity as a percentage of total assets	6.5%	6.3%
Total NHI shareholders’ equity per share (Yen)	752.40	774.39

2. Cash Dividends

	For the year ended March 31
	2015	2016	2016 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	6.00	—	Unconfirmed
At December 31	—	—	—
At March 31	13.00	—	Unconfirmed
For the year	19.00	—	Unconfirmed

Note: Nomura plans to forgo dividend distribution for Q3 of fiscal year 2016. Fiscal year 2016 Q2 and Q4 dividend amount are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2016”.

3. Earnings Forecasts for the year ending March 31, 2016

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards : None
b)	Changes in accounting policies due to other than a) : None

(4) Number of shares issued (common stock)

	At March 31	At June 30
	2015	2015
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	223,697,388	228,370,345

	For the three months ended June 30
	2014	2015
Average number of shares outstanding (year-to-date)	3,675,692,820	3,596,764,719

*Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in the quarterly securities report for the period ended June 30, 2015, an English translation of which the registrant plans to furnish on Form 6-K in due course.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.5
(3) Consolidated Earnings Forecasts	P.5

2. Quarterly Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Income	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Note with respect to the Assumption as a Going Concern	P.9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]	P.14
(4) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2014 (A)	June 30, 2015 (B)
Net revenue	370.8	424.0	14.3
Non-interest expenses	319.2	318.0	(0.4)

Income (loss) before income taxes	51.7	106.0	105.2
Income tax expense	30.4	36.4	19.6

Net income (loss)	21.3	69.6	227.3

Less: Net income (loss) attributable to noncontrolling interests	1.4	0.9	(36.3)

Net income (loss) attributable to NHI shareholders	19.9	68.7	246.1

Return on shareholders’ equity-annualized	3.2%	10.0%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 424.0 billion yen for the three months ended June 30, 2015, an increase of 14.3% from the same period in the prior year. Non-interest expenses decreased by 0.4% from the same period in the prior year to 318.0 billion yen. Income before income taxes was 106.0 billion yen and net income attributable to NHI shareholders was 68.7 billion yen for the three months ended June 30, 2015.

Segments Information

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2014 (A)	June 30, 2015 (B)
Net revenue	367.3	415.0	13.0
Non-interest expenses	319.2	318.0	(0.4)

Income (loss) before income taxes	48.2	97.0	101.4

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the three months ended June 30, 2015 was 415.0 billion yen, an increase of 13.0% from the same period in the prior year. Non-interest expenses decreased by 0.4% from the same period in the prior year to 318.0 billion yen. Income before income taxes was 97.0 billion yen for the three months ended June 30, 2015. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2014 (A)	June 30, 2015 (B)
Net revenue	106.9	130.7	22.3
Non-interest expenses	75.3	79.8	6.0

Income (loss) before income taxes	31.6	50.9	61.0

Net revenue increased by 22.3% from the same period in the prior year to 130.7 billion yen, primarily due to increases in commissions from distribution of investment trusts and brokerage. Non-interest expense increased by 6.0% to 79.8 billion yen. As a result, income before income taxes increased by 61.0% to 50.9 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2014 (A)	June 30, 2015 (B)
Net revenue	23.3	26.9	15.3
Non-interest expenses	15.1	15.2	0.7

Income (loss) before income taxes	8.3	11.7	42.0

Net revenue increased by 15.3% from the same period in the prior year to 26.9 billion yen. Non-interest expense increased by 0.7% to 15.2 billion yen. As a result, income before income taxes increased by 42.0% to 11.7 billion yen. Assets under management were 41.4 trillion yen as of June 30, 2015.

Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2014 (A)	June 30, 2015 (B)
Net revenue	188.9	205.2	8.6
Non-interest expenses	183.1	185.5	1.3

Income (loss) before income taxes	5.7	19.7	242.6

Net revenue increased by 8.6% from the same period in the prior year to 205.2 billion yen. Non-interest expense increased by 1.3% to 185.5 billion yen. As a result, income before income taxes increased by 242.6% from the same period in the prior year to 19.7 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2014 (A)	June 30, 2015 (B)
Net revenue	48.3	52.2	8.3
Non-interest expenses	45.7	37.5	(17.8)

Income (loss) before income taxes	2.6	14.7	475.5

Net revenue was 52.2 billion yen. Income before income taxes was 14.7 billion yen.

(2)	Consolidated Financial Position

Total assets as of June 30, 2015 were 44.0 trillion yen, an increase of 2,213.2 billion yen compared to March 31, 2015, mainly due to the increase in Trading assets. Total liabilities as of June 30, 2015 were 41.2 trillion yen, an increase of 2,141.2 billion yen compared to March 31, 2015, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of June 30, 2015 was 2.8 trillion yen, an increase of 72.0 billion yen compared to March 31, 2015.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2015) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2015) for the year ended March 31, 2015.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2015	June 30, 2015	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	1,315,408	1,945,623	630,215
Time deposits	328,151	233,352	(94,799)
Deposits with stock exchanges and other segregated cash	453,037	485,595	32,558

Total cash and cash deposits	2,096,596	2,664,570	567,974

Loans and receivables:
Loans receivable	1,461,075	1,504,620	43,545
Receivables from customers	187,026	217,072	30,046
Receivables from other than customers	1,303,576	968,380	(335,196)
Allowance for doubtful accounts	(3,253)	(3,209)	44

Total loans and receivables	2,948,424	2,686,863	(261,561)

Collateralized agreements:
Securities purchased under agreements to resell	8,481,474	9,165,585	684,111
Securities borrowed	8,238,046	7,822,633	(415,413)

Total collateralized agreements	16,719,520	16,988,218	268,698

Trading assets and private equity investments:
Trading assets*	17,260,121	18,877,079	1,616,958
Private equity investments	48,727	51,431	2,704

Total trading assets and private equity investments	17,308,848	18,928,510	1,619,662

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥383,992 million as of March 31, 2015 and ¥403,270 million as of June 30, 2015)	401,069	403,844	2,775
Non-trading debt securities*	948,180	907,749	(40,431)
Investments in equity securities*	159,755	168,844	9,089
Investments in and advances to affiliated companies*	378,278	388,729	10,451
Other	822,566	859,156	36,590

Total other assets	2,709,848	2,728,322	18,474

Total assets	41,783,236	43,996,483	2,213,247

*	Including securities pledged as collateral

Millions of yen
March 31, 2015	June 30, 2015	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	662,256	562,093	(100,163)
Payables and deposits:
Payables to customers	723,839	831,445	107,606
Payables to other than customers	1,454,361	1,660,661	206,300
Deposits received at banks	1,220,400	1,250,893	30,493

Total payables and deposits	3,398,600	3,742,999	344,399

Collateralized financing:
Securities sold under agreements to repurchase	12,217,144	13,457,057	1,239,913
Securities loaned	2,494,036	3,188,512	694,476
Other secured borrowings	668,623	638,163	(30,460)

Total collateralized financing	15,379,803	17,283,732	1,903,929

Trading liabilities	10,044,236	10,023,929	(20,307)
Other liabilities	1,217,099	1,102,599	(114,500)
Long-term borrowings	8,336,296	8,464,150	127,854

Total liabilities	39,038,290	41,179,502	2,141,212

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2015 and 3,822,562,601 shares as of June 30, 2015
Outstanding	-	3,598,865,213 shares as of March 31, 2015 and 3,594,192,256 shares as of June 30, 2015	594,493	594,493	—
Additional paid-in capital	683,407	681,419	(1,988)
Retained earnings	1,437,940	1,502,500	64,560
Accumulated other comprehensive income	143,739	163,163	19,424

Total NHI shareholders’ equity before treasury stock	2,859,579	2,941,575	81,996
Common stock held in treasury, at cost -
223,697,388 shares as of March 31, 2015 and
228,370,345 shares as of June 30, 2015	(151,805)	(158,274)	(6,469)

Total NHI shareholders’ equity	2,707,774	2,783,301	75,527

Noncontrolling interests	37,172	33,680	(3,492)

Total equity	2,744,946	2,816,981	72,035

Total liabilities and equity	41,783,236	43,996,483	2,213,247

(2)	Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the three months ended
	June 30, 2014 (A)	June 30, 2015 (B)	(B-A)/(A)
Revenue:
Commissions	95,633	130,343	36.3
Fees from investment banking	19,822	24,497	23.6
Asset management and portfolio service fees	46,092	59,940	30.0
Net gain on trading	158,562	124,748	(21.3)
Gain (loss) on private equity investments	(287)	1,154	—
Interest and dividends	104,917	113,649	8.3
Gain on investments in equity securities	6,350	9,186	44.7
Other	31,065	44,931	44.6

Total revenue	462,154	508,448	10.0
Interest expense	91,316	84,416	(7.6)

Net revenue	370,838	424,032	14.3

Non-interest expenses:
Compensation and benefits	168,767	155,896	(7.6)
Commissions and floor brokerage	27,590	34,243	24.1
Information processing and communications	44,896	47,934	6.8
Occupancy and related depreciation	18,553	18,729	0.9
Business development expenses	7,927	8,330	5.1
Other	51,431	52,888	2.8

Total non-interest expenses	319,164	318,020	(0.4)

Income before income taxes	51,674	106,012	105.2
Income tax expense	30,397	36,368	19.6

Net income	21,277	69,644	227.3

Less: Net income attributable to noncontrolling interests	1,417	902	(36.3)

Net income attributable to NHI shareholders	19,860	68,742	246.1

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	5.40	19.11	253.9

Diluted-
Net income attributable to NHI shareholders per share	5.26	18.65	254.6

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the three months ended
	June 30, 2014 (A)	June 30, 2015 (B)	(B-A)/(A)
Net income	21,277	69,644	227.3
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(11,373)	20,549	—
Deferred income taxes	(421)	(240)	—

Total	(11,794)	20,309	—

Defined benefit pension plans:
Pension liability adjustment	360	(522)	—
Deferred income taxes	(142)	330	—

Total	218	(192)	—

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	3,400	(35)	—
Deferred income taxes	(522)	(80)	—

Total	2,878	(115)	—

Total other comprehensive income (loss)	(8,698)	20,002	—

Comprehensive income	12,579	89,646	612.7
Less: Comprehensive income attributable to noncontrolling interests	1,806	1,480	(18.1)

Comprehensive income attributable to NHI shareholders	10,773	88,166	718.4

(4)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(5)	Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the three months ended
	June 30, 2014 (A)	June 30, 2015 (B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	106,865	130,689	22.3
Asset Management	23,338	26,917	15.3
Wholesale	188,886	205,184	8.6

Subtotal	319,089	362,790	13.7
Other	48,252	52,244	8.3

Net revenue	367,341	415,034	13.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,497	8,998	157.3

Net revenue	370,838	424,032	14.3

Non-interest expenses

Business segment information:
Retail	75,257	79,790	6.0
Asset Management	15,064	15,171	0.7
Wholesale	183,145	185,513	1.3

Subtotal	273,466	280,474	2.6
Other	45,698	37,546	(17.8)

Non-interest expenses	319,164	318,020	(0.4)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	319,164	318,020	(0.4)

Income (loss) before income taxes

Business segment information:
Retail	31,608	50,899	61.0
Asset Management	8,274	11,746	42.0
Wholesale	5,741	19,671	242.6

Subtotal	45,623	82,316	80.4
Other*	2,554	14,698	475.5

Income (loss) before income taxes	48,177	97,014	101.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,497	8,998	157.3

Income (loss) before income taxes	51,674	106,012	105.2

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2014 (A)	June 30, 2015 (B)
Net gain (loss) related to economic hedging transactions	6,919	(2,553)	—
Realized gain (loss) on investments in equity securities held for operating purposes	2,853	188	(93.4)
Equity in earnings of affiliates	3,499	13,831	295.3
Corporate items	(3,093)	(3,940)	—
Other	(7,624)	7,172	—

Total	2,554	14,698	475.5

(6)	Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the three months ended
June 30, 2015
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	683,407
Issuance and exercise of common stock options	(1,988)

Balance at end of period	681,419

Retained earnings
Balance at beginning of year	1,437,940
Net income attributable to NHI shareholders	68,742
Gain (loss) on sales of treasury stock	(4,182)

Balance at end of period	1,502,500

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	133,371
Net change during the period	19,712

Balance at end of period	153,083

Defined benefit pension plans
Balance at beginning of year	(15,404)
Pension liability adjustment	(192)

Balance at end of period	(15,596)

Non-trading securities
Balance at beginning of year	25,772
Net unrealized gain on non-trading securities	(96)

Balance at end of period	25,676

Balance at end of period	163,163

Common stock held in treasury
Balance at beginning of year	(151,805)
Repurchases of common stock	(19,985)
Common stock issued to employees	13,516

Balance at end of period	(158,274)

Total NHI shareholders’ equity
Balance at end of period	2,783,301

Noncontrolling interests
Balance at beginning of year	37,172
Net change during the period	(3,492)

Balance at end of period	33,680

Total equity
Balance at end of period	2,816,981

3.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2015
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015 (A)	June 30, 2015 (B)
Revenue:
Commissions	95,633	110,838	123,198	123,732	130,343	5.3	453,401
Fees from investment banking	19,822	20,620	28,820	25,821	24,497	(5.1)	95,083
Asset management and portfolio service fees	46,092	49,689	53,308	54,298	59,940	10.4	203,387
Net gain on trading	158,562	129,011	109,468	134,296	124,748	(7.1)	531,337
Gain (loss) on private equity investments	(287)	489	(172)	5,472	1,154	(78.9)	5,502
Interest and dividends	104,917	108,775	115,572	107,502	113,649	5.7	436,766
Gain (loss) on investments in equity securities	6,350	2,884	11,797	8,379	9,186	9.6	29,410
Other	31,065	28,514	65,618	50,505	44,931	(11.0)	175,702

Total revenue	462,154	450,820	507,609	510,005	508,448	(0.3)	1,930,588
Interest expense	91,316	76,987	82,613	75,496	84,416	11.8	326,412

Net revenue	370,838	373,833	424,996	434,509	424,032	(2.4)	1,604,176

Non-interest expenses:
Compensation and benefits	168,767	140,823	142,804	144,199	155,896	8.1	596,593
Commissions and floor brokerage	27,590	33,599	34,088	34,700	34,243	(1.3)	129,977
Information processing and communications	44,896	45,961	48,712	52,731	47,934	(9.1)	192,300
Occupancy and related depreciation	18,553	18,224	19,220	20,115	18,729	(6.9)	76,112
Business development expenses	7,927	9,071	9,027	9,205	8,330	(9.5)	35,230
Other	51,431	52,150	55,021	68,603	52,888	(22.9)	227,205

Total non-interest expenses	319,164	299,828	308,872	329,553	318,020	(3.5)	1,257,417

Income before income taxes	51,674	74,005	116,124	104,956	106,012	1.0	346,759
Income tax expense	30,397	20,894	46,843	22,646	36,368	60.6	120,780

Net income	21,277	53,111	69,281	82,310	69,644	(15.4)	225,979

Less: Net income attributable to noncontrolling interests	1,417	239	(758)	296	902	204.7	1,194

Net income attributable to NHI shareholders	19,860	52,872	70,039	82,014	68,742	(16.2)	224,785

	Yen					% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	5.40	14.53	19.22	22.65	19.11	(15.6)	61.66

Diluted-
Net income attributable to NHI shareholders per share	5.26	14.15	18.72	22.08	18.65	(15.5)	60.03

(2)	Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2015
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015 (A)	June 30, 2015 (B)

Net revenue

Business segment information:
Retail	106,865	117,938	128,788	122,914	130,689	6.3	476,505
Asset Management	23,338	21,691	23,439	23,886	26,917	12.7	92,354
Wholesale	188,886	190,570	178,943	231,468	205,184	(11.4)	789,867

Subtotal	319,089	330,199	331,170	378,268	362,790	(4.1)	1,358,726
Other	48,252	41,042	82,787	48,684	52,244	7.3	220,765

Net revenue	367,341	371,241	413,957	426,952	415,034	(2.8)	1,579,491

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,497	2,592	11,039	7,557	8,998	19.1	24,685

Net revenue	370,838	373,833	424,996	434,509	424,032	(2.4)	1,604,176

Non-interest expenses

Business segment information:
Retail	75,257	79,075	78,319	82,024	79,790	(2.7)	314,675
Asset Management	15,064	13,882	14,091	17,219	15,171	(11.9)	60,256
Wholesale	183,145	168,363	178,492	177,671	185,513	4.4	707,671

Subtotal	273,466	261,320	270,902	276,914	280,474	1.3	1,082,602
Other	45,698	38,508	37,970	52,639	37,546	(28.7)	174,815

Non-interest expenses	319,164	299,828	308,872	329,553	318,020	(3.5)	1,257,417

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	319,164	299,828	308,872	329,553	318,020	(3.5)	1,257,417

Income (loss) before income taxes

Business segment information:
Retail	31,608	38,863	50,469	40,890	50,899	24.5	161,830
Asset Management	8,274	7,809	9,348	6,667	11,746	76.2	32,098
Wholesale	5,741	22,207	451	53,797	19,671	(63.4)	82,196

Subtotal	45,623	68,879	60,268	101,354	82,316	(18.8)	276,124
Other*	2,554	2,534	44,817	(3,955)	14,698	—	45,950

Income (loss) before income taxes	48,177	71,413	105,085	97,399	97,014	(0.4)	322,074

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,497	2,592	11,039	7,557	8,998	19.1	24,685

Income (loss) before income taxes	51,674	74,005	116,124	104,956	106,012	1.0	346,759

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2015
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015 (A)	June 30, 2015 (B)
Net gain (loss) related to economic hedging transactions	6,919	2,169	6,375	(343)	(2,553)	—	15,120
Realized gain (loss) on investments in equity securities held for operating purposes	2,853	292	758	822	188	(77.1)	4,725
Equity in earnings of affiliates	3,499	7,963	18,213	12,560	13,831	10.1	42,235
Corporate items	(3,093)	(8,389)	(3,160)	(5,477)	(3,940)	—	(20,119)
Other	(7,624)	499	22,631	(11,517)	7,172	—	3,989

Total	2,554	2,534	44,817	(3,955)	14,698	—	45,950

(3)	Unconsolidated Quarterly Financial Statements [Japanese GAAP]

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

Nomura Holdings, Inc. Unconsolidated Balance Sheets

(UNAUDITED)

	Millions of yen
	March 31, 2015	June 30, 2015
Assets
Current Assets	3,776,082	4,342,594
Fixed Assets	2,865,640	2,924,860

Total Assets	6,641,723	7,267,453

Liabilities
Current Liabilities	1,159,166	1,444,779
Long-term Liabilities	3,387,449	3,446,649

Total Liabilities	4,546,615	4,891,428

Net Assets
Shareholders’ equity	1,971,421	2,251,952
Valuation and translation adjustments	79,014	81,682
Stock acquisition rights	44,673	42,391

Total Net Assets	2,095,108	2,376,025

Total Liabilities and Net Assets	6,641,723	7,267,453

Nomura Holdings, Inc. Unconsolidated Statements of Income

(UNAUDITED)

	Millions of yen
	For the three months ended
	June 30, 2014	June 30, 2015
Operating revenue	285,892	394,650
Operating expenses	57,809	55,177

Operating income	228,083	339,472

Non-operating income	1,795	2,753
Non-operating expenses	553	1,235

Ordinary income	229,325	340,989

Special profits	38,073	482
Special losses	13	28

Income before income taxes	267,385	341,443

Income taxes - current	(10,943)	2,941
Income taxes - deferred	27,382	521

Net income	250,946	337,982

(4)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2016_1q.pdf